UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2025 (March 2025)

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

This Amendment to the Current Report on Form 6-K (this “Form 6-K Amendment”) of CN Energy Group. Inc. (the “Company”) originally furnished to the Securities and Exchange Commission (the “SEC”) on April 2, 2025 (the “Original Form 6-K”) is being furnished solely to disclose that, on April 23, 2025, the Company entered into the Amendment to Share Purchase Agreement (the “Amendment”) which amended the Share Purchase Agreement dated as of March 31, 2025 (together with the Amendment, the “Purchase Agreement”), originally entered into between the Company, the Purchaser, the Seller, and HoldCo, and initially disclosed in the Original Form 6-K to, among other things, (i) modify the timing of the payment of the cash portion of the purchase price; (ii) add an additional Seller deliverable at Closing; and (iii) require that the appointment of a director designated by the Company to serve on the board of directors of the operating entity occur after the Closing. Capitalized terms used and not otherwise defined in this Form 6-K Amendment have the meanings set forth in the Purchase Agreement.

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Amendment to Share Purchase Agreement

On April 23, 2025, CN Energy Group. Inc. (the “Company”) and Ewforest Group Limited (the “Purchaser”), a wholly owned subsidiary of the Company, entered into the Amendment to Share Purchase Agreement (the “Amendment”) with Ynong Group Limited (the “Seller”) and Ynong International Group Limited (“HoldCo”), which amends the Share Purchase Agreement dated as of March 31, 2025 (the “Original Purchase Agreement” and, together with the Amendment, the “Purchase Agreement”), originally entered into between the Company, the Purchaser, the Seller, and HoldCo, pursuant to which the Seller agreed to sell and the Purchaser agreed to purchase 4,500 shares of HoldCo ordinary shares, of which represents forty-five percent (45%) of the issued and outstanding HoldCo ordinary shares, to the Purchaser. HoldCo and an Indonesian citizen directly own 90% and 10%, respectively, of an Indonesian entity (“PGIF”), and PGIF and certain Indonesian citizens, collectively, directly own 90% and 10%, respectively, of another Indonesian entity (“PWAN”), which is the operating business. The Amendment amended the Original Purchase Agreement to, among other things:

•	modify the payment structure to provide that the cash portion of the purchase price will be made as a post-Closing payment instead of at the Closing;

•	add as a Closing deliverable of the Seller a Voting Agreement to be entered into between a holder of Class B ordinary shares of the Company and the designees of the Seller (the “Designees”), in which the Designees grant the Class B holder the authority to vote the Parent Shares issued to them; and

•	exclude the Director Agreement as a Closing deliverable and instead require that the appointment of the director to be designated by the Company to serve on the board of directors of the operating entity be effected post-Closing.

In connection with the execution of the Amendment, the Seller entered into a side letter with PGIF and PWAN in which PGIF and PWAN agreed to be bound by and comply with the covenants and obligations set forth in the Purchase Agreement that are applicable to each of PGIF and PWAN.

Except as expressly set forth herein, this Amendment does not modify or update any other disclosure contained in the Original Form 6-K. This Amendment should be read in conjunction with the Original Form 6-K, the Original Purchase Agreement previously filed as Exhibit 10.1 to the Original Form 6-K and the Company’s other filings with the SEC.

The foregoing description of the terms of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is filed as Exhibit 10.1 hereto and incorporated by reference herein.

EXHIBITS

Exhibit No.	Description

10.1*	Amendment to Share Purchase Agreement dated as of April 23, 2025, by and between CN Energy Group. Inc., Ewforest Group Limited, Ynong Group Limited and Ynong International Group Limited

*Schedules and exhibits omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company undertakes to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request. The Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: April 29, 2025	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

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